ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

March 30, 2015

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: AllianzGI Institutional Multi-Series Trust Amendment No. 1 to Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of AllianzGI Institutional Multi-Series Trust, a Massachusetts business trust (the “Trust”), we are today filing Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).

The filing includes private placement memorandums for the two series of the Trust as well as a combined statement of information for the Trust. In addition, the filing includes certain exhibits to the Registration Statement, the signature page, and other information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 202-508-4895) or to George B. Raine (at 617-951-7556) of this firm.

Very truly yours,

/s/ James D. McGinnis, Esq.

James D. McGinnis, Esq.

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.